Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333 - 09470

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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TABLE OF CONTENTS

The following documents relate to the proposed merger of the Companies:

  1.    An explanatory notice of TCP included with the Prospectus, dated January 24, 2006, of TCP and the voting instruction card of the depositary sent to holders of American Depositary Shares of TCP.

  2.    An explanatory notice included with the Prospectus, dated January 24, 2006, of TCP and the voting instruction card of the depositary sent to holders of American Depositary Shares of the Telebras HOLDRSSM Facility, a basket security which includes an interest in American Depositary Shares of TCP.

EXPLANATORY NOTICE OF TCP INCLUDED WITH THE PROSPECTUS,

DATED JANUARY 24, 2006, OF TCP AND THE VOTING INSTRUCTION CARD OF THE DEPOSITARY SENT TO HOLDERS OF AMERICAN DEPOSITARY SHARES OF TCP

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on February 22, 2006

The Special Meeting of Shareholders of Telesp Celular Participações S.A. (the “Company”) will be held at our corporate offices in São Paulo, Brazil, on Wednesday, February 22, 2006 at 2:00 P.M. (local time) for the purposes of the items discussed in the enclosed voting instruction card.

The Bank of New York, as depositary, has fixed the close of business on December 19, 2005 as the record date for the determination of holders of American Depositary Shares (“ADSs”) entitled to notice of, and to give instructions to The Bank of New York to vote preferred shares represented by ADSs at, the Special Meeting or any adjournment thereof. Instructions to The Bank of New York must be received prior to 3:00 P.M. (local time) on February 16, 2006.

A voting instruction card may be revoked in writing at any time prior to 3:00 P.M. (local time) on February 16, 2006.

PLEASE NOTE THAT THE ENCLOSED VOTING INSTRUCTION CARD DOES NOT GRANT A PROXY TO THE COMPANY, AND THE COMPANY IS NOT ASKING YOU FOR A PROXY.

TELESP CELULAR PARTICIPAÇÕES S.A.

January 24, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

Av. Roque Petroni Júnior, 1464

4° Andar – Lado “A”

04707-000 – São Paulo, SP, Brazil

011-55-11-5105-2276

Important Notice: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) of the Company are urged to read the enclosed U.S. prospectus (which serves as an information statement for holders of ADSs or U.S. holders of shares of the Company), because it contains important information. The U.S. prospectus of the Company was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of the Company. Investors and security holders may also obtain a free copy of the U.S. prospectus and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from Company.

EXPLANATORY NOTICE INCLUDED WITH THE PROSPECTUS, DATED JANUARY 24, 2006,

OF TCP AND THE VOTING INSTRUCTION CARD OF THE DEPOSITARY SENT TO HOLDERS OF AMERICAN DEPOSITARY SHARES OF THE TELEBRAS HOLDRSSM FACILITY, A BASKET SECURITY WHICH INCLUDES AN INTEREST IN AMERICAN DEPOSITARY SHARES OF TCP

TELEBRAS HOLDRSSM FACILITY

NOTICE REGARDING VOTING INSTRUCTIONS

You are receiving this notice because you have been identified as a registered holder or beneficial owner of American Depositary Shares (“ADSs”) of the Telebras HOLDRSSM Facility (NYSE: TBH) (the “TBH Facility”), a basket security that includes an interest in ADSs of Telesp Celular Participações S.A. (the “Company”).

The Company has announced that a Special Meeting of Shareholders of the Company will be held at its corporate offices in São Paulo, Brazil, on Wednesday, February 22, 2006 at 2:00 P.M. (local time) for the purposes of the items discussed in the enclosed voting instruction card.

The Bank of New York, as depositary (the “TCP Depositary”) under the Company’s ADS facility (the “TCP Facility”), has fixed the close of business on December 19, 2005 as the record date for the determination of holders of ADSs of the Company entitled to notice of, and to give instructions to The Bank of New York to vote preferred shares represented by ADSs of the Company at, the Special Meeting or any adjournment thereof. Although you are not a holder of ADSs of the Company, if you were a holder of ADSs under the TBH Facility as of the close of business on December 19, 2005, you may use the enclosed voting instruction card to instruct The Bank of New York, as depositary under the TBH Facility, how to instruct the TCP Depositary how to vote preferred shares represented by ADSs of the Company in which you had an indirect beneficial interest on the record date as a holder of ADSs under the TBH Facility. Instructions to The Bank of New York must be received prior to 3:00 P.M. (local time) on February 16, 2006.

A voting instruction card may be revoked in writing at any time prior to 3:00 P.M. (local time) on February 16, 2006.

PLEASE NOTE THAT THE ENCLOSED VOTING INSTRUCTION CARD DOES NOT GRANT A PROXY TO THE COMPANY, AND THE COMPANY IS NOT ASKING YOU FOR A PROXY.

January 24, 2006

Important Notice: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) of the Company are urged to read the enclosed U.S. prospectus (which serves as an information statement for holders of ADSs or U.S. holders of shares of the Company), because it contains important information. The U.S. prospectus of the Company was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of the Company. Investors and security holders may also obtain a free copy of the U.S. prospectus and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from Company.